INVEST IN **PRANOS.AI (YC ALUMNI)**

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We convert car windows into high-definition display systems

PITCH VIDEO | INVESTOR PANEL


PRANOS.

pranos.ai Palo Alto CA

Hardware | Software | Technology | Entertainment | Advertising

LEAD INVESTOR



Dr. Jeffrey Ayers

Invested $3,000 this round

Learn about Lead Investors

Have you ever wanted to be part of something big - but you weren't sure how, or you weren't asked to participate?

Have you ever said: "when I make a bit more money then I might start investing"?

Hi, I'm Dr. Jeffrey Ayers and I have been practicing medicine for nearly 30 years. I am an entrepreneur, a certified investor and Ive invested in start up companies for the last 10 years.

When it comes to investing - I focus on what I like, what I am passionate about and what I think is a fantastic idea.

As the founder of the Gallery of Aesthetics - a new kind of medical spa in Utah (opening September 2021) - my space diverges from the typical glamorous bling filled space - and i have created an art gallery vibe. I will feature the art of emerging and established artists from around the world. Digital art in motion is a genre that I find compelling and will be included in my mix.

While seeking the resources to project art (vs just hanging it on a wall) - I spotted Pranos while reading my regular Wefunder email. I saw the potential and I couldn't pass up on this opportunity to invest in the "next big thing"!

Can you imagine being invited to invest in relevant technology that is easily attainable by the end user? Sound like a win for the investor!

Can you imagine being the average woman or man wanting (or needing) another stream of income in a market they wouldn't have otherwise been invited nor benefited? Sounds like a win for the average person!

Can you imagine being a business owner with a limited marketing budget needing a cost effective solution? Sounds like a win for the business!

I want to personally invite you to invest in yourself, your family, or your business by investing in Pranos

I wish for you the success you desire and deserve.

Dr. Jeffrey Ayers

Highlights

1. Global demand opportunities for our system
2. Our technology is patent-pending
3. Earn income showing ads and videos
4. Innovative alternative to digital media and outdoor marketing
5. Large worldwide inventory as our technology converts any glass window into a digital screen

Our Team



David Valverde Founder & CEO

Founder of CFGI (Non-profit) | Mentor/Sponsor for Computer Science & Informatics Senior Capstone Projects at UC Irvine | Co-owner at Grabb-it (YC S18) | Advisor for KIC Silicon Valley Startups(Korean government backed companies) david@pranos.ai

"At Pranos we realized the out of home landscape is the next frontier for consumer generated content. So we reimagined the automobile to be used for self expression which unlocked unlimited possibilities. Our focus is to

provide premium tools for our users & creation of our decentralized grid of communication." - V.V.V.



Nathan Allison Co-founder & COO

Co-Founder of Pranos | $3.5 billion in completed transactions over 20 year investment career | Graduate of UPenn's Wharton School of Business - Distinguished as a Martin Bucksbaum Fellow| Father of five - 4 girls & 1 son



William Stanislaus Co-founder & CTO

Cofounder & CTO Grabb-it (YC S18) | Principal Software Engineer at Ericsson | Sr Engineering Manager at NETGEAR | WLAN Design & Release at Avaya | University of Aberdeen |



Brock Lehr Marketing Manager

Founder at Infinity Reef | NAIT (Northern Alberta Institute of Technology) |



Neil Madsen Development

Founder at Infinity Reef | CTO at Lime Bubbles | Partner & Co founder at eLASTIQ Studios| Vancouver Film School |



Frank Gao R&D / Supply Chain



Nicholas Lang Principal Software + Security Engineer

Security-focused software development.



Edgar Espadron Software Engineer, Intern

Pursuing Bachelors in Computer Science at Texas Tech



Dimitri Belessakos Software Engineer, Intern

Pursuing Bachelors in Computer Science at NYU



Mary Connelly Marketing & Social Media Analyst, Intern

Pursuing a Masters in Communication and Media at Rutgers University.



Alayna Minardo Marketing & Social Media Analyst, Intern

Pursuing a Bachelors in Business Administration at Ohio University



Ryan Hu Marketing & Social Media Analyst, Intern

Pursuing a Bachelors in Economics & Political Science at University of Toronto.



Luis Armendariz Software Engineer, Intern

Pursuing a Bachelor's in Software Engineering at California Polytechnic State University.



Stephanie Kim Software Engineer, Intern

Pursuing a Bachelors in Informatics



Minggu Ma Software Engineer, Intern

Pursuing a Bachelor's in Computer Engineering at San Francisco University.



Hamza Mahmood Software Engineer, Intern

Pursuing a Bachelor's in Computer Science at University of Delaware.



Sticky FINGAZ Entertainment Industry Advisor

Kirk Jones, better known by his stage name Sticky Fingaz, is an American hardcore rapper, record producer, actor, film director, film editor and writer, best known as a member of multi-platinum hardcore rap group Onyx.



David Stone Hardware Advisor

Award-winning writer for PCMAG and computer industry consultant

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PRANOS State-of-the-Art Display Technology


Pranos HoloGlass
from Pranos
00:42
vimeo

> *Our digital screens allow your vehicle to interact with its environment and your network*

Our pioneering technology is designed to switch your window into a high-definition display so that you can deliver content outdoors on the fly.





The Mission

Our mission is to empower our customers with the uncensored freedom of self-expression outdoors enabling consumers to amplify their voice and allowing businesses to monetize their brand.

The Vision

Our vision is to unite the people of the world by establishing a decentralized network of outdoor digital displays that are dynamic, interconnected, easy to use, and affordable. At scale, we hope our system will be the primary conduit for content distribution and emergency communication outdoors.


PRANOS

WHY INVEST IN PRANOS?

Here are a few reasons why you should invest in Pranos (other than because our system looks really cool and we hope our Company be extremely profitable :)

#1. First to Market - *Early mindshare* with consumers and advertisers yields profitability

#2. Patents - *Patents pending* covering all products in US and international markets

#3. Team - *Diverse team* of highly skilled professionals to scale the business

#4. Rapid Scalability - Our system *cost less* than alternative products

#5. Easy Setup - Works on any window and *installs in minutes*

#6. Display Quality - Interactive *high-definition* images and video vibrant at night

OUR PRODUCTS

HoloGlass & HoloWalls

Use your car window or storefront to showcase any content you want... videos, commercials, demonstration signs, or custom artwork.

Anything you play on your phone you can mirror on HoloGlass and HoloWalls!


The car and the wall.

There are two (2) options to publish content on your vehicle with HoloGlass.

#1. HoloGlass - *Rear Windshield*



#2. HoloGlass - *Rear Side Window*




PRANOS.ai

[HoloWall](#) - [Projection Display](#)

Our HoloWall system lets you publish dynamic evening content on your storefront.



* rendered drawing show above *

HoloFilm- Our film allows for 100% transparency & visibility


Pranos HoloFilm Transparency demo
Watch later
Share
Watch on YouTube

PRANOS HARDWARE

HoloGlass & HoloWall Display Units


PRANOS



Current Version 1.0
• Bright, Hi-Resolution to garner attention
• Internet connectivity via mobile phone
• Pranos custom built media player for content delivery
• Custom OS with Pranos app

Phase II

• High resolution transparent digital flexible OLED screen integration for display on rear passenger side windows and rear back windows



PRANOS SOFTWARE

Current Version
• Consumer mobile app for media content to be broadcasted on the HoloGlass/ HoloWall
• Creating playlist from local content on the mobile device gallery or using internet content such as YouTube, Facebook, TicTok, etc


19:02
WELCOME BACK
Email
Password
Forgot Password?
LOGIN
19:02
PRANOS
My Devices
MyProjector1
Connected
MyProjector2
Connected
MyProjector3
Disconnected
19:02
Media Player
LIVE
More From Gallery
Interstellar
Gorillaz
Trip to Africa
Playlist


Or Login with


Device
Gallery
Control
Profile


Justice
Summer 2021
Favorites
Device
Gallery
Control
Screen Share

Phase II

• Migration of content from local mobile device to cloud managed CMS

• Real time location tracking of HoloGlass/ HoloWall displays

- Revenue stream for display owners on The GRID
- • Integration of programmatic ads platform such as Trade desk, Vistar Media, etc

  • Social Media and peer ads push support


With our platform and business model, we are dominating old media.
ADVERTISE
HERE
931-484-9591
BE THE CHANGE IN YOUR COMMUNITY
LOST DOG
Fly Emirates
FIFA 20
PRANOS.ai
6

The Problem


The problem.
No Outdoor Publishing Platform exists at scale
NO Farmers NO Food
The solution.
Pranos creates the first Outdoor Publishing Platform for consumer generated content displayed on or off-line
PRANOS.ai

THE BUSINESS MODEL

Our founders learned a valuable lesson from their first technology start-up.

All the drivers wanted to buy the system so why pay them to show ads when they can purchase the system and partner with us so we all make more money!

Letting consumers own their HoloGlass and HoloWalls system gives the power to the people.

In short:

> ***The key to scaling in B2B advertising is by going B2C first and then building up customer relationships into partnership marketing job opportunities...***


Outdoor Publishing Platform
Creating an avenue for content creators that is trackable, dynamic and efficient
Enhancing the driving experience for consumers and passive income opportunities for drivers
PRANOS.ai
4

OPP and The GRID

Pranos is the creator of the digital *Outdoor Publishing Platform ("OPP")*, which is designed to be dynamic, uncensored, mobile. Our strategy is to construct a new medium for information flow that allows for monetization, freedom of expression, transparency in ad spend, and ultimately, transportation subsidies, as we get closer to the autonomous vehicle age.

"Pranos is the key to profitability in the ride share industry"

Stream content with high-definition Bluetooth sound directly from your mobile phone seamlessly, receive live news feeds, exclusive content, and relevant offers from sponsors, and earn hundreds of dollars in passive income per month while driving on The GRID.

ISN'T SOMEONE ALREADY DOING THIS?

The short answer is, No. Outdoor signage hasn't evolved since the advent of billboards. Pranos has pioneered the creation of the 1st fully integrated Outdoor Publishing Platform.


The competition.
Pranos Outdoor Publishing Platform
vs.
Traditional Digital Media
Pranos is the creator of the digital Outdoor Publishing Platform, which is dynamic, uncensored, and mobile
facebook
Snapchat
Google
Instagram
Our competition is traditional digital media, which is censored, not prevalent out-of-home, and difficult to gain followers and viewers
PRANOS.ai

Pranos HoloGlass and HoloWalls are better than outdoor signs, taxi toppers, and billboards because these alternatives are:

- poorly targeted.
- constrained by limited inventory (In 2020 there were only 343,000 billboards in the US according to the Out of Home Advertising Association of America).
- Difficult to prove metrics and ROI to advertisers with static outdoor advertising

HoloGlass and HoloWalls are:

- hyper-targeted
- large inventory worldwide
- able to provide attribution data and detailed metrics to prove effectiveness


Huge market opportunity.
1.4B
Quantity WW
14M
Target Market Share
1.4M
10% of target market
Cars
3M
30K
3K
Buses
Sq. Ft. in US
70B
70M
Target Market Share
7M
10% of target market
Commercial Real Estate
Source: Google
PRANOS.ai
7

MARKET OPPORTUNITY

There are over 1.4 billion private cars and millions of busses in circulation in the U.S. alone with and roads take up about 60% of the city's real estate. Utilizing our technology to augment motor vehicles gives immediate scale opportunities within the city center achieving maximum visibility for your displays. In addition, there's over 70 billion sq. ft. of commercial real estate in the US that's rip for expanding our OPP as well.



Target customers.
Our units are built to be owned by everyday consumers, content creators and advertisers.
We will leverage our existing relationships and form new strategic partnerships with some of the most notable companies and brands.
INTERSCOPE RECORDS
Starcom Mediavest Group
TYLER PERRY STUDIOS
Bloomberg
TOYOTA
NFL
Coca-Cola
Display owners have the option to subscribe to The GRID where they can earn money publishing content worldwide.
PRANOS.ai

PRANOS has three (3) primary customer segments as follows:

1. **Consumers** that drive our hardware sales and content distribution capabilities

2. **Content Creators** that are looking for freedom of self-expression out-of-home

3. **Advertisers** that provide money making opportunities on The GRID

WE ARE AIMING TO GO EVERYWHERE



Global partnerships.
Canada
USA
France
Denmark
China
South Korea
Chile
Brazil
Nigeria
Saudi Arabia
Singapore
PRANOS.ai
8

Pranos has established a network of global partners ready to support the launch

of Pranos internationally. Many of the markets that the Company is pursuing are shown above.

THE INVESTMENT OPPORTUNITY

Pranos is raising up to $250,000 through a convertible note offering. Early investors have the opportunity to participate in the offering at a discounted **valuation cap** of approximately **$8 million** for a limited time. After our early bird is subscribed the rest of the round will be sold at a valuation cap of **$9 million**

For more information on Pranos and our HoloGlass and HoloFilm please visit our website www.pranos.ai or email us at admin@pranos.ai.

If you have any additional questions feel free to find a time for a zoom call on the calendar https://calendly.com/dvv888

Join us on our exciting journey !


D
Pranos car window display technology (Clip for UEFA Europa League)
Watch on YouTube

Follow our Instagram @pranos.ai

Tik Tok @pranosai